EXHABIT 99(a)

                              CONSULTING AGREEMENT

      THIS CONSULTING AGREEMENT is made as of the lst day of February, 1997, by and between Medical Industries of America, Inc., a Florida corporation with principal offices located at 1903 South Congress Ave., Suite 400, Boynton Beach, Florida 33426 and Comdisco Health Group, Inc., located at 6111 North River Road, Rosemont, Illinois, 60018 ("Consultant").

      WHEREAS, Consultants and Client wish to enter into an agreement by which Consultants will provide specific services to Client in the areas of business in which Consultants have had many years of experience such as supervision of the manufacture and set-up of mobile cardiac catherization trailer units.

      NOW, THEREFORE, for the mutual promises and other consideration described herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. RELATIONSHIP OF PARTIES. Pursuant to Schedule ME-1 of the Master Lease Agreement entered into between Comdisco Healthcare Group, Inc. ("CHG") as Lessor and Heart Labs of America, Inc. as Lessee, dated January 17, 1997 (the "Lease") CHG and Medical Industries of America, Inc. the Guarantor of the Lease agree that Consultants as Lessor agrees to provide consulting services to the client as Lessee for the period set forth under paragraph 4. TERM AND TERMINATION.

2. INFORMATION TO BE FURNISHED BY CLIENT. Client shall furnish Consultants with current public information about client, including any and all statements and reports filed by Client with United States Securities and Exchange Commission, its most recent Annual Report to Shareholders and shall also provide any other public information reasonably requested by Consultants to assist Consultants in providing services to client ("Client Information").

3. COMPENSATION FOR AND SERVICES TO BE PROVIDED BY CONSULTANT. The consulting services shall consist of assisting Client in responding to Client inquiries with regard to the Equipment and/or Lease as the case may be and that Client will have personnel available during normal business hours to accept such inquiries.

Client agrees that under no circumstances shall consultant be liable for any damages under this Consulting Agreement, including but not limited to direct, indirect, consequential, incidental or special damages.

For such consulting services Client agrees to pay Consultant the sum of $44,000, such amount to be paid pursuant paragraph 9. CONTINGENCY of the Schedule.

4. TERM AND TERMINATION. This Agreement shall cover services rendered since January 15, 1997, and shall remain in effect for six (6) months thereafter unless terminated pursuant to Paragraph 6, below.

5. RELATIONSHIP OF PARTIES. This Agreement shall not constitute an employer-employee relationship. It is the intention of each party that the Consultants shall be deemed independent contractors, and not an employee of the Client. Consultants shall not have the authority to act as the agent of the Client, except when such authority is specifically delegated to Consultants herein or by any officer of the Client, in writing. Subject to the performance of services hereunder shall be the sole control of the Consultants.

6. WITHDRAWAL BY CONSULTANTS OR CLIENT. Either party shall be entitled to withdraw from further performance under this Agreement in the event that the other party does not perform pursuant to this Agreement. In the event of such a breach by the Client, Consultants, shall be entitled, in addition to any other remedies it may have, to its Consulting Fee for the entire term of this Agreement as liquidated damages. Any other termination must be by mutual consent of Consultants and Client.

7. REPRESENTATIONS AND WARRANTIES.

      a) Consultants represent and warrant that it will use reasonable care in performing the services required to be provided under this Agreement. Consultants shall comply with all applicable statues, rules and regulations governing all aspects of the Services to be performed by the Consultants under this Agreement; provided that, as described in paragraph 1 of this Agreement, Client shall be fully responsible to assure all Client Information is accurate and complete.

      b) Client represents and warrants that, prior to providing the Consultants with any non-public information regarding the Client, its business or operations. Client will advise the Consultants that such information is non-public.

8. CLIENT'S ADDITIONAL REPRESENTATION AND WARRANTIES. The Client warrants and represents the following:

      a) That it is a corporation in good standing in its state of incorporation and in every other state in which it is now doing business.

      b) That the execution of this Agreement has been approved by all necessary action including without limitation, approval of the board of directors of the Client.

      c) The execution and delivery by the Client of this Agreement does not, and the performance by the Client of its obligations hereunder will not, violate any provision of the Certificate of Incorporation or by-laws of the Client or violate any agreement, instrument, law, ordinance, regulation, order, arbitration award, judgment, or degree to which the Client is a party, or by which the Client is bound.

9. INDEMNIFICATION. The Client agrees to indemnify and hold the Consultants, ("The Indemnified Parties") harmless from and against any and all losses, claims, damages, liabilities and expenses whatsoever, joint or several, as incurred, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, related to or arising out of performance of Services contemplated herein, and will reimburse the Indemnified Party for all expenses (including counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or any pending or threatened claim or any action or proceeding arising therefrom, whether or not such

Indemnified Party is a party. This Client will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court to have resulted from Consultants fraud, willful misconduct or gross negligence.

      The Client agrees to notify the Consultants promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any activity or transaction contemplated by this Agreement.

10. MISCELLANEOUS. This Agreement shall be interpreted and construed in accordance with the laws of the State of Florida. The parties agree that jurisdiction and venue of any dispute arising hereunder shall be in Palm Beach County, Florida.

      This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. The terms of this Agreement may be altered only by written agreement between the parties. The failure of either party to object to or take affirmative action with respect to any conduct of the other which is in violation of the terms of the Agreement shall not be construed as a waiver of the violation or breach, or of any future similar violation or breach.

      This Client acknowledges that the Consultants will be performing services to others during the term of this Agreement and agrees that the services to be provided hereunder shall be adequate consideration for this Agreement.

      IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officer, or as to an individual party, has executed this Agreement in his own hand, as of the date first written above.

CONSULTANTS:
AGREED AND ACCEPTED
COMDISCO HEALTH GROUP, INC.

    /s/  DOUG BERMAN
BY:      DOUG BERMAN
TITLE:   CREDIT MANAGER
DATE:    3/04/97

CLIENT:
MEDICAL INDUSTRIES OF AMERICA, INC.

    /s/ MICHAEL F. MORRELL
BY:     MICHAEL F. MORRELL
TITLE:  CEO
DATE:   2/28/97